Mr John Hartz                                    Corus
Senior Assistant Chief Accountant                30 Millbank
United States                                    London SW1P 4WY
Securities and Exchange Commission               United Kingdom
100 F Street, NE                                 Direct Tel +44(0) 20 7717 4444
Washington, D.C. 20549-7010                      Direct Fax +44(0) 20 7717 4556
                                                 Direct Fax +44(0) 20 7717 4643







1 December 2006


RE:      Corus Group plc
         Form 20-F for the Fiscal Year Ended December 31, 2005
         File No. 001-10120

Dear Mr Hartz

I refer to your letter of November 14, 2006. We welcome your continued contribution to assist us in complying with all applicable disclosure requirements and to enhance the overall disclosure of our filing.

We have reviewed your further comments and present below the supplemental information you have requested. In addition, where appropriate, we have indicated the approach we will adopt in future filings to address your comments. For the convenience of the Staff each response has been numbered to correspond with the comments in your letter.


Report and Accounts and Form 20-F 2005
--------------------------------------

V. Turnover
-----------
1. We note your response to prior comment 2 which indicates there are limited exceptions to your standard contract terms that restrict you to using the term "generally". We further note that you do not consider these exceptions material enough to warrant disclosure. If, as you indicate, these exceptions are not material, we believe the removal of the term "generally" will alleviate confusion for the reader. To the extent you don't believe removing the term is appropriate, please revise your disclosure in future filings, to describe the nature of the exceptions, timing of revenue recognition and how your accounting complies with IAS 18.

1. We confirm that in future filings we will remove the term 'generally' from the explanation of our accounting policy in relation to revenue recognition.




Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY

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XXII. Inventories
-----------------
2. We note your response to prior comment 5 which indicates that your provisions are assessed on a product-by-product basis but would be too numerous to disclose in any accounting policy note. However, we believe that you can better disclose the nature of the categories to give more transparency to the reader without having to identify each individual category. Please revise future filings.

2. We confirm that in future filings we will amend the description of our accounting policy in relation to inventories in order to clarify that provisions are assessed on a product-by-product basis, as follows:
         "Provisions are made to cover slow moving and obsolete items based on historical experience of utilisation on a product category basis, which involves individual businesses considering their local product lines and market conditions."


Note 38. Disposals
------------------
3. We note your response to prior comment 16 which discusses why the businesses disposed during 2005 did not meet the criteria in IFRS 5 for discontinued operations presentation. Please revise future filings to discuss the specific reason(s) why the businesses you sold during the periods presented did not qualify for discontinued operations presentation.

3. We confirm that in future filings we will include details of our accounting policy in relation to discontinued operations, ensuring that readers are informed of those business disposals treated as such under IFRS. To the extent that any differences arise in our US GAAP presentation then we will include appropriate narrative to explain the reasons for those differences and the disposals affected.


Note 41. Main subsidiaries and investments
------------------------------------------
4. We note your response to prior comment 17. Since your auditors did not consider the work of other auditors to have a significant impact on their audit and as a result did not find it necessary to refer to them in their audit report, in future filings remove the disclosure regarding which entities were not audited by PWC.

4. We confirm that in future filings we will remove the disclosure regarding which entities were not audited by PwC.


Note 42. Reconciliation of equity and profit under UK GAAP to IFRS
------------------------------------------------------------------
5. We note your prior comment 18 which reconciles the (pound)14 million decrease in retained profit under UK GAAP to the (pound)48 million increase in pension accruals. Please reconcile between

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the (pound)60 million in actuarial losses included in your reconciliation to the
(pound)64 million of losses presented on your consolidated statement of recognised income and expense for the year ended December 31, 2004. Further reconcile between the (pound)26 million of deferred tax on actuarial gains and losses included in your response to the (pound)19 million of deferred tax presented on your consolidated statement of recognised income and expense for the year ended December 31, 2004.

5. We advise the Staff that in addition to adjustments for pension balances arising upon the transition from UK GAAP to IFRS, it was also necessary to make amendments in relation to other post retirement plans with defined benefits. Under IAS 19 'Employee Benefits' these other post retirement benefits not only gave rise to income statement and balance sheet adjustments, but also actuarial gains and losses and associated deferred taxes within the consolidated statement of recognised income and expense (the 'SORIE'). Balances relating to other post retirement benefits fully account for the reconciling items between the (pound)60m in actuarial losses and (pound)26m in associated deferred taxes included in our previous response to you, and the (pound)64m and (pound)19m respectively presented on our consolidated SORIE for the year ended January 1, 2005. In future filings we will amend the description of actuarial movements within the SORIE to read "Actuarial gains and losses on defined benefit pension and other post retirement plans" in order to ensure readers are informed of the aggregated approach.


General
-------
6. We note that on your website you identify a sales office for Corus International in Iran. Your 20-F does not include any information regarding contacts with Iran. In light of the fact that Iran has been identified by the US State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions, please describe for us the extent and nature of your past, current, and anticipated contact with Iran, including with the government of Iran and entities controlled by the government of Iran, whether through subsidiaries or other direct or indirect arrangements. Discuss the materiality to you of such contracts, individually and in the aggregate; and whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. Describe any potential military applications of products and/or services you have provided in Iran.

6. Please note that we have addressed the comments in Item 6 within our response to Item 7 below, in the belief that an aggregated response for both items was more meaningful and appropriate.

7. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities

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upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with US designated state sponsors of terrorism. Pennsylvania's General Assembly has passed a resolution mandating assessment and reporting of state pension fund assets invested in companies that do business with certain US-designated state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with US-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that operate in Iran.

7. We advise the Staff that Corus International is part of our Distribution & Building Systems Division and operates out of 38 locations worldwide, servicing the overlapping markets of international steel trade and international construction. Corus International's business provides a management service to customers that are dislocated internationally from their required source materials, which involves contracting with customers to take on their supply outsourcing responsibility and managing the particular complexities associated with the supply of materials. As noted, this business has a series of sales offices, one of which is in Iran. During the fiscal year ended December 31, 2005 the business recorded turnover into Iran of (pound)51m (approximately US$88m). The most significant element of that turnover, some 79%, were sales of 56" linepipe for gas distribution to the National Iranian Gas Corporation. Other turnover was to a range of companies including subsidiaries of other foreign multinationals operating in that country, for products such as steel piling and plate. We would consider all of these products to be infrastructure related and that they do not have any potential military applications. As at December 31, 2005 there were negligible values of fixed assets, inventory, receivables or payables within the balance sheet related to these sales activities. Given the nature of the Corus International operations, and in particular the fact that they are aligned with specific projects, the level of activity within any one region can be variable from one period to another. During 2006, to date, sales into Iran have been less than (pound)1m.

In addition the Corus International business may source semi-finished and finished steel products from Iran. The aggregate cost of such products amounted to (pound)9m (approximately US$15m) during the fiscal year ended December 31, 2005. This material was for onward sale into Asia to satisfy the sourcing requirements of other customers in that region.

We also advise the Staff that certain of our other businesses have export sales into Iran. These other activities amounted to (pound)15m (approximately US$26m) of turnover for fiscal year ended December 31,
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2005 and predominately arose within our electrical steels and rail manufacturing businesses.

We assure the Staff that Corus always seeks to comply fully with international sanctions to the extent that they are applicable to the Group. We do not, however, consider our operations in Iran to be material, from a quantitative aspect, to our operations or financial condition as they represent less than 1% of annual group turnover or net assets at any point in time.

Corus has noted the developing nature of sentiment within certain areas of the investor community towards companies that operate in specific regions of the world, with those areas being subject to U.S. and other international sanctions being one of potentially many criteria for screening of investment decisions. We also acknowledge that future changes in international sanctions may prevent us from doing business in certain jurisdictions entirely. To date, however, we do not believe that we have suffered from adverse public reaction or reputational harm as a result of doing business in some of these countries, nor do we believe that it has caused our share price to suffer. In making this assessment we have taken into consideration the potential prospective impact on our reputation and share price that could result from the fact that, like many international companies, Corus conducts business with Iran. We have also noted the adoption of the legislation you have referred to; our investor relations department however has reported that it has only on rare occasions received any queries from investors or potential investors regarding our operations in Iran. Nevertheless, we believe that if readers of the accounts are aware of these operations then they will be able to make their own informed judgments on the matter. To this extent we had already intended to make reference to these activities in our 2006 Form 20-F filing and will continue with that planned approach, which involves determining the most appropriate form of disclosure.

                                     * * * *

I trust that the above responses are clear and provide you with all the necessary information, but please contact me for further details or to raise additional comments if required.

Yours sincerely



David Lloyd
Executive Director, Finance
Corus Group plc